PGIM Funds
655 Broad Street
Newark, New Jersey 07102

September 20, 2024

VIA EDGAR SUBMISSION

Ms. Christina Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PGIM Mutual Funds

Dear Ms. Fettig:

On May 22, 2024, you provided comments to the undersigned relating to the review by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) of certain annual shareholder report and registration statement filings for various investment company registrants, which are collectively known as the PGIM Funds (each of which may be referred to as a “Fund” and collectively as the “Funds”). The specific Funds covered by the Staff’s review are listed in Exhibit “A” to this letter.

This letter responds to your comments. For your convenience and reference, I have summarized the comments in this letter and provided the Funds’ response below each such comment.

1.

Comment: Please confirm whether PGIM Global High Yield Fund, Inc., PGIM High Yield Bond Fund, Inc. or PGIM Short Duration High Yield Opportunities Fund (the “Closed End Funds”) relied on the exemptive order referenced on page 180 of their most recent annual report (the “Order”) during their most recent fiscal year. If the Closed End Funds did rely on the Order – please explain how applicant conditions 2(b) and 3(b) have been complied with.

Response:  The Closed End Funds did not rely on the Order during their most recently completed fiscal year and do not currently rely on the Order. The referenced disclosure will be modified accordingly in future filings.

2.	Comment: With respect to PGIM TIPS Fund, please review ADI 2022-12 SEC Yield for Funds That Invest Significantly in TIPS.

Response: We confirm we have reviewed ADI 2022-12. We will continue to assess our current disclosures and make any enhancements deemed appropriate.

3.

Comment: PSF PGIM 50/50 Balanced Portfolio, PSF PGIM Flexible Managed Portfolio, PSF PGIM Government Income Portfolio, PSF PGIM High Yield Bond Portfolio and PSF PGIM Total Return Bond Portfolio appear to invest significantly in derivatives but do not reference derivatives in the Principal Investment Strategy sections of their prospectuses. Please consider whether derivatives should be discussed in the Principal Investment Strategies section of each Fund’s prospectus.

Response

: The Funds will consider the staff’s comment, and based on investment expectations at the time, the Funds may include derivatives disclosure in the Principal Investment Strategies section of their prospectuses at the time of each Fund’s next annual update to its registration statement.

4.

Comment: PSF Small-Cap Stock Index Portfolio appears to engage significantly in securities lending. Please consider whether securities lending should be discussed in the Principal Investment Strategies and/or Principal Risks sections of the Fund’s prospectus.

Response: The Fund will consider the staff’s comment, and based on investment expectations at the time, the Fund may include disclosure around securities lending in the Principal Investment Strategies and/or Principal Risks sections of its prospectus at the time of the Fund’s next annual update to its registration statement.

5.	Comment:

(i) Please consider including risk disclosure relating to significant exposure to the natural resources sector in the PSF Natural Resources Portfolio prospectus.

Response: The Fund respectfully submits that the existing risk disclosure in the Fund’s prospectus is appropriate.

(ii) Please consider including risk disclosure relating to significant exposure to the information technology sector in the PGIM Jennison Diversified Growth Fund prospectus.

Response: Because the PGIM Jennison Diversified Growth Fund does not have a stated investment strategy of specifically investing in industry sectors, and because the Fund’s holdings may change based upon determinations made by the subadviser of the Fund based on its research and/or in response to various market events and conditions, the Fund does not believe that it would be appropriate at this time to add additional disclosure about the potential risks related to exposure to industry sectors. The Fund will continue to consider the staff’s comment at the time of the Fund’s next annual update to its registration statement.

6.	Comment: Form N-CSR was updated to include an item relating to Recovery of Erroneously Awarded Compensation. Please include this item in future filings.

Response:  The item relating to Recovery of Erroneously Awarded Compensation will be included in future filings.

7.	Comment:

(i) In future filings please disclose the information required by Item 8(a)(1) of Form N-CSR as of the date of filing of the report and disclose the date as of which the information is being provided.

Response: In future filings, the information required by Item 8(a)(1) of Form N-CSR will be disclosed as of the date of filing of the report, and the date as of which the information is being provided will be disclosed.

(ii) In future filings please disclose date as of which the information required by Item 8(a)(3) of Form N-CSR is being provided.

Response: In future filings, the date as of which the information required by Item 8(a)(3) of Form N-CSR is being provided will be disclosed.

8.	Comment: Please explain how the custom benchmark presented in the PGIM 60/40 Allocation Fund annual report is an appropriate broad-based securities market index.

Response:  The Fund’s performance will also be compared to the S&P 500 Index and the Bloomberg Barclays US Aggregate Bond Index in future filings, both of which the Fund believes to be appropriate broad based securities market indices.

9.

Comment: For Funds that invest in money market funds, in future filings please disclose the yield of the money market fund investments as part of the title of issue in the “Schedule of Investments” section of applicable reports.

Response:  Where applicable, the yield of the money market fund investments will be disclosed in the schedule of investments in future filings.

10.	Comment: Please explain the basis for presenting negative expenses in the statement of operations as it relates to Funds that have waivers that include acquired fund fees and expenses.

Response:  The negative expenses presented in the Statement of Operations were not deemed material at 7/31/23. The Funds are not aware of any specific accounting guidance that would require a change to current accounting treatment. In response to the Staff’s comment, in future filings if the negative expenses in the Statement of Operations are deemed material, we will reflect those amounts related to the waivers that include AFFE as a component of realized gain (loss) on investments.

11.

Comment: The PGIM 60/40 Allocation Fund, Prudential Day One 2015 Fund,* Prudential Day One 2050 Fund,* Prudential Day One 2055 Fund,* Prudential Day One 2060 Fund,* and Prudential Day One 2065 Fund* contain a note in the financial highlights table highlighting non-recurring fees. Please explain the nature of the non-recurring fees and how these fees were determined to be excluded from the expense limitation agreement.

Response:  Third party consultants were engaged on a limited basis to analyze certain aspects of the Funds’ operations relating to ESG and Fund analytics reporting, and certain Fund fees and expenses. These third-party reviews were a one-time expense that are not part of any regular review or procedure. As such, the resulting expenses incurred during the applicable period were deemed to be non-recurring fees.

Each Fund’s respective expense limitation agreement provides that the contractual waiver excludes Fund and any acquired fund interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), extraordinary expenses, and certain other Fund expenses, which the Funds deem to include non-recurring fees. Accordingly, the non-recurring fees were excluded from the expense limitation agreement.

12.

Comment: Please explain why the level 3 disclosures on page A138 of the PSF PGIM High Yield Bond Portfolio annual report do not appear to include the quantitative information about the unobservable input.

Response: The additional quantitative information on the unobservable inputs were not included because it did not exceed the Fund’s materiality threshold for including such information at the time. In future filings, the Fund will align its materiality threshold for level 3 disclosures such that the quantitative information (e.g., weighted average range) on the unobservable inputs will be included within the level 3 disclosure.

13.

Comment: We note that the Prudential Day One Funds* changed their expense limits in the middle of the fiscal year. Please note the Staff’s position that expenses can only be recaptured to the extent they do not cause the expense limit in effect at the time of the waiver/reimbursement or at the time of recoupment to be exceeded.

Response:  The Funds will modify the relevant disclosure accordingly in future filings. For avoidance of doubt, the Funds followed the Staff’ position described above.

14.

Comment: For PGIM High Yield Bond Fund, Inc. and PGIM Short Duration High Yield Opportunities Fund, where applicable please use the term “distributions” rather than “dividends” when describing distributions that contain return of capital.

Response: In future filings, the Funds will use the term “distributions” rather than “dividends” in shareholder reports as applicable when describing distributions that contain return of capital.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-716-6422 or patrick.mcguinness@prudential.com.  Thank you for your   consideration and   assistance in this matter.

Sincerely yours,

/s/ Patrick McGuinness

Patrick McGuinness

Director, Corporate Counsel

Exhibit A

File No	Registrant Name	Series Name	Year End Date
811-22724	PGIM Global High Yield Fund, Inc.	PGIM Global High Yield Fund, Inc.	7/31/2023
811-22632	PGIM High Yield Bond Fund, Inc.	PGIM High Yield Bond Fund, Inc.	7/31/2023
811-23574	PGIM Short Duration High Yield Opportunities Fund	PGIM Short Duration High Yield Opportunities Fund	7/31/2023
811-02619	Prudential Government Money Market Fund, Inc.	PGIM Core Government Money Market Fund	7/31/2023
811-02619	Prudential Government Money Market Fund, Inc.	PGIM Government Money Market Fund	7/31/2023
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM Core Conservative Bond Fund	7/31/2023
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM Jennison Small-Cap Core Equity Fund	7/31/2023
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM Quant Solutions Commodity Strategies Fund	7/31/2023
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM Quant Solutions Mid-Cap Core Fund	7/31/2023
811-09999	PRUDENTIAL INVESTMENT PORTFOLIOS 2	PGIM TIPS Fund	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PGIM 60/40 Allocation Fund	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PGIM JENNISON DIVERSIFIED GROWTH FUND	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PGIM JENNISON RISING DIVIDEND FUND	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2015 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2020 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2025 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2030 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2035 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2040 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2045 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2050 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2055 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2060 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE 2065 FUND*	7/31/2023
811-09439	PRUDENTIAL INVESTMENT PORTFOLIOS 5	PRUDENTIAL DAY ONE INCOME FUND*	7/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF GLOBAL PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF MID-CAP GROWTH PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF NATURAL RESOURCES PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF PGIM 50/50 BALANCED PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF PGIM FLEXIBLE MANAGED PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF PGIM GOVERNMENT INCOME PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF PGIM GOVERNMENT MONEY MARKET PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF PGIM HIGH YIELD BOND PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF PGIM JENNISON BLEND PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF PGIM JENNISON GROWTH PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF PGIM JENNISON VALUE PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF PGIM TOTAL RETURN BOND PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF SMALL-CAP STOCK INDEX PORTFOLIO	12/31/2023
811-03623	PRUDENTIAL SERIES FUND	PSF STOCK INDEX PORTFOLIO	12/31/2023
811-07064	TARGET PORTFOLIO TRUST	PGIM CORE BOND FUND	7/31/2023
811-07064	TARGET PORTFOLIO TRUST	PGIM CORPORATE BOND FUND	7/31/2023
811-07064	TARGET PORTFOLIO TRUST	PGIM QUANT SOLUTIONS SMALL-CAP VALUE FUND	7/31/2023

*The Prudential Day One Funds were renamed PGIM Target Date Funds.